UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-[     ]

In the Matter of

CREDIT SUISSE ASSET MANAGEMENT, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE ASSET MANAGEMENT LIMITED
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

Eleven Madison Avenue
New York, NY 10010

DLJ MORTGAGE CAPITAL, INC.

Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE AG

c/o Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Neal Heble Lou Anne McInnis Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, NY 10010	Barry P. Barbash Justin L. Browder Bissie K. Bonner Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

This Application consists of 41 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

----------------------------------------------------------------------------------	x

In the Matter of

Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Asset Management Limited
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse First Boston Mortgage Securities Corp.

Eleven Madison Avenue
New York, NY 10010

DLJ Mortgage Capital, Inc.

Eleven Madison Avenue
New York, NY 10010

Credit Suisse AG

C/o Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

File No. 812-[ ]

	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
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I.	Introduction and Summary of Application[1]

In connection with the proceeding Ruotolo v. Credit Suisse Securities (USA) LLC et al., Docket No. MER-C-137-13 (N.J. Sup. Ct.), Credit Suisse Asset Management, LLC (“CSAM”), Credit Suisse Asset Management Limited (“CSAML”), Credit Suisse Securities (USA) LLC (“CSSU”), Credit Suisse First Boston Mortgage Securities Corp. (“FBMSC”) and DLJ Mortgage Capital, Inc. (“DLJ” and, together with CSSU and FBMSC, the “Settling Entities” and, collectively with CSAM and CSAML, the “Applicants”), and, solely for the purposes of making the representations and agreeing to the conditions in this Application that apply to it, Credit Suisse AG (“CSAG” and together with its wholly-owned subsidiaries and affiliated entities as of the date of this Application, “Credit Suisse”),2 each applies pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for:

A)	a temporary order (the “Temporary Order”) granting a temporary exemption from Section 9(a) of the Act to Applicants to engage in the Fund Servicing Activities (as defined below) and to the UBS Covered Persons (as defined below) to serve in any of the capacities referenced in that Section pending the determination of the Securities and Exchange Commission (the “Commission,” or the “SEC”) on this Application for a permanent order; and

B)	a permanent order (the “Permanent Order” and together with the Temporary Order, the “Orders”) that would:

i)	if granted prior to the 12-month anniversary of the closing of the Transaction (as defined below), provide to Applicants a time-limited exemption from Section 9(a) of the Act (the “Time-Limited Exemption”) for 12 months from the date of the closing of the Transaction (the “Exemption Period”) to provide the Fund Servicing Applicants (as defined below) with adequate time to complete the CS Fund Servicing Reorganization (as defined below) while engaged in the Fund Servicing Activities; and

ii)	provide a permanent exemption (the “Permanent Exemption”) to the UBS Covered Persons from the provisions of Section 9(a) of the Act so as to serve in any of the capacities referenced in that Section.

The term “CS Fund Servicing Reorganization” refers to the process of (i) transitioning the Fund Servicing Activities that the Fund Servicing Applicants perform on behalf of one or more Funds (as defined below) to other providers of such services (which, for the avoidance of doubt, is expected to include one or more UBS Covered Persons (subject to approval of the Board (as defined below))), and/or (ii) restructuring Applicants’ businesses such that CSAM, CSAML and/or each other company that is an Affiliated Person (as defined below) of the Settling Entities as of the date of this Application may provide Fund Servicing Activities without being subject to disqualification as a result of Section 9(a)(3) of the Act.

1 In light of the importance of the issue at hand, representatives of UBS Group AG (“UBS”) have reviewed and provided input on the preparation of this application (this “Application”) and UBS supports the positions expressed below.

2 CSAG is included in the term “Applicants” solely with respect to the representations and the conditions that specifically refer to CSAG.

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As described below, CSAM, CSAML and CSSU (together, the “Fund Servicing Applicants”) collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“RICs”) and employees’ securities companies (“ESCs”) and as principal underwriter (as defined in Section 2(a)(29) of the Act) to open-end management investment companies registered under the Act (“Open-End Funds”) (such activities, collectively, “Fund Servicing Activities”).3 A list of all Funds4 to which the Fund Servicing Applicants provide Fund Servicing Activities as of the date of this Application is set out in Appendix A to this Application. Other than the Fund Servicing Applicants, no existing company of which any of the Settling Entities is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser or depositor of any RIC, ESC, BDC, or as principal underwriter for any Open-End Fund, registered unit investment trust (“UIT”), or registered face-amount certificate company (“FACC”).

For purposes of this Application, the term “UBS Covered Person” refers to: (i) any existing company of which an Applicant becomes an Affiliated Person upon the closing of the transactions (collectively, the “Transaction”) contemplated under the merger agreement entered into by and among CS Group and UBS, dated as of March 19, 2023 (the “Merger Agreement”) (but excluding, for the avoidance of doubt, any company, any Affiliated Person of which is an Applicant as of the date of this Application); and (ii) any company of which an Applicant becomes an Affiliated Person following the closing of the Transaction (but excluding, for the avoidance of doubt, any company, any Affiliated Person of which is an Applicant as of the date of this Application). The term “CS Covered Persons” refers collectively to Applicants and any company, any Affiliated Person of which is an Applicant as of the date of this Application (with the exception of CS Group).5

Applicants acknowledge that the effectiveness of any Order requested by this Application, if granted, would be conditioned upon the closing of the Transaction. Applicants request that the Temporary Order remain in effect until the Commission approves or denies the Application for the Permanent Order.

3 The term “Fund Servicing Activities,” as it relates to the UBS Covered Persons, refers to each of the capacities identified in Section 9(a) of the Act in which a UBS Covered Person currently serves or may serve in the future.

4 The term “Funds,” as used herein, refers to any RIC, ESC, and investment company that has elected to be treated as a business development company under the Act (“BDC”) for which a Fund Servicing Applicant currently provides Fund Servicing Activities, or a UBS Covered Person, subject to the terms and conditions of the Orders, may in the future provide Fund Servicing Activities. Any existing or future entities that may rely on the Orders in the future will comply with the terms and conditions of the Application.

5 Credit Suisse Group AG (“CS Group”), a corporation organized under the law of Switzerland, is the ultimate parent company of Applicants as of the date of this Application. As of the date of this Application, CSAG is a wholly-owned subsidiary of CS Group and is the principal operating subsidiary of CS Group, which currently operates as a holding company. CSAG is a corporation organized under the laws of Switzerland and is principally engaged in the private banking and investment banking businesses. CSAG and CS Group do not and will not serve as investment adviser, depositor or principal underwriter to any RICs, ESCs or BDCs, as applicable. Credit Suisse Holdings (USA), Inc. (“CS Holdings USA”) is a wholly owned subsidiary of CSAG, and serves as the holding company for Credit Suisse’s U.S. entities, including Applicants. Accordingly, each of Applicants is an indirect wholly-owned subsidiary of CSAG as of the date of this Application.

In the Transaction, CS Group will merge with and into UBS, resulting in CSAG becoming a wholly-owned subsidiary of UBS. As of the date of this Application, Applicants understand that, for at least twelve months following the Transaction, CS Holdings USA is expected to continue to be a wholly-owned subsidiary of CSAG and will continue to serve as the holding company for Credit Suisse’s U.S. entities, including Applicants. Accordingly, Applicants will continue to be indirect wholly-owned subsidiaries of CSAG and will become indirect wholly owned subsidiaries of UBS following the closing of the Transaction.

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II.	Background

A.	Applicants

Credit Suisse provides clients with investment banking, private banking, wealth management and asset management services worldwide. The asset management business of Credit Suisse comprises a number of legal entities around the world that are subject to distinct regulatory requirements. The address of Credit Suisse’s headquarters in the United States is Eleven Madison Avenue, New York, New York 10010.

CSAM, a limited liability company formed under Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). CSAM serves as investment adviser (either as primary investment adviser or as investment sub-adviser) to each Fund listed in Part 1 of Appendix A to this Application. Senior management of CSAM are resident in the United States. The assets under management of the Funds advised and sub-advised by CSAM are approximately $5.4 billion and $146 million, respectively, as of March 31, 2023. Members of the boards of directors/trustees of the Funds that are RICs (each, a “Board”) are resident in the United States. Thirty of the Funds for which CSAM provides investment advisory services are ESCs,6 representing total assets under management of approximately $110.4 million as of March 31, 2023. CSAM is a wholly-owned subsidiary of CSAM Americas Holding Corp., a holding company that is ultimately wholly-owned by CSAG.

CSAML, a corporation formed under the laws of the United Kingdom (the “UK”), is registered as an investment adviser under the Advisers Act. Senior management of CSAML are resident in the UK. CSAML serves as investment sub-adviser to the Fund listed in Part 2 of Appendix A to this Application. The assets under management of the Fund for which CSAML serves as investment sub-adviser are approximately $287 million as of March 31, 2023. Members of the Board of such Fund are resident in the United States. CSAML is a wholly-owned subsidiary of Credit Suisse Asset Management (UK) Holding Limited, a holding company that is ultimately wholly-owned by CSAG.

CSSU, a limited liability company formed under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and with each of the 50 U.S. states, is registered as an investment adviser under the Advisers Act, and is a member of the Financial Industry Regulatory Authority Inc. CSSU serves as principal underwriter to each Open-End Fund listed in Part 3 of Appendix A to this Application. CSSU is a wholly-owned subsidiary of Credit Suisse (USA), Inc., which is ultimately wholly-owned by CSAG.

FBMSC, a corporation formed under Delaware law, was created to form trusts to issue and sell collateralized mortgage obligations and pass-through certificates collateralized by Government National Mortgage Association, Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Association and conventional residential mortgage whole loans. FBMSC does not currently and does not intend to engage in any Fund Servicing Activities. FBMSC is a wholly-owned subsidiary of Credit Suisse Management, LLC, which is ultimately wholly-owned by CSAG.

DLJ, a corporation formed under Delaware law, is licensed as a mortgage seller/servicer by the U.S. Department of Housing and Urban Development and Fannie Mae, and was formed to buy, sell and service residential mortgage whole loans. DLJ does not currently and does not intend to engage in Fund Servicing Activities. DLJ is a wholly-owned subsidiary of Credit Suisse (USA), Inc., which is ultimately wholly-owned by CSAG.

6 The ESCs rely upon an exemption from registration under the Act granted in orders under Sections 6(b) and 6(e) of the Act (Amendment No. 2 to Application of DLJ LBO Plans Management Corporation and DLJ First ESC L.L.C., File No. 813-156, Investment Company Act Release No. 22714 (June 18, 1997) and Amendment No. 1 to Application of Credit Suisse First Boston, Inc. For Exemptive Order, File No. 813-198, Investment Company Act Release No. 25702 (Aug. 20, 2002)) (the “ESC Orders”).

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On the effective date of the Transaction, each Applicant will remain an indirectly wholly-owned subsidiary of CSAG and will become an indirect wholly-owned subsidiary of UBS due to the merger of CS Group with and into UBS resulting in UBS remaining as the surviving company.

B.	The Consent Judgment and Administrative Consent Order

On December 17, 2013, the New Jersey Bureau of Securities (the “Bureau”) filed a complaint in the Superior Court of New Jersey, Mercer County Chancery Division (the “Court”) in the action captioned Ruotolo v. Credit Suisse Securities (USA) LLC, et al., Docket No. MER-C-137-13 (N.J. Sup. Ct.) (the “Action”) alleging that CSSU, FBMSC and DLJ violated the New Jersey Uniform Securities Law (“New Jersey Securities Law”) in connection with the offer, sale, or purchase of residential mortgage-backed securities (“RMBS”) prior to the global financial crisis of 2008 (the “Financial Crisis”).7

On October 24, 2022, the Court entered a Consent Order and Final Judgment (“Consent Judgment”) negotiated and submitted by the parties. On the following day, the Bureau entered a related Administrative Consent Order (“ACO”) which includes findings of fact (“FOF”) by the Bureau – to which the Settling Entities neither admitted nor denied. Applicants have summarized below the FOF relevant to the Application, but by doing so, Applicants neither admit nor deny any statement within the FOF, nor any conclusions set forth therein.

The FOF stated that, from 2005 to 2007, the Settling Entities acquired thousands of residential mortgages, securitized them into thirteen RMBS trusts (“Trusts”) with an original face value over $10 billion, and offered and sold certificates in the Trusts to investors (collectively, the “RMBS Offerings”). According to the FOF, the Settling Entities did so through a vertically integrated RMBS business, which included: (1) acquiring and reviewing the loans, including conducting due diligence and quality control reviews; (2) securitizing and structuring the RMBS; and (3) marketing and selling the RMBS. The Bureau’s lawsuit alleged that during 2006-2007, the Settling Entities violated N.J.S.A. 49:3-52(b) and (c) when the Settling Entities made false and misleading statements and omitted material information about the quality and characteristics of the loans backing certain Trusts and the RMBS process in connection with the offering of these securities. Among other allegedly false and misleading statements, the FOF stated the Settling Entities represented that: (1) the underlying loans substantially complied with applicable underwriting guidelines; (2) each loan originator not affiliated with the Settling Entities would originate loans in accordance with accepted practices and prudent guidelines; (3) the Settling Entities used certain quality assurances designed to ensure that the correct loan underwriting criteria would be properly applied; and (4) none of the loans in the Trusts had a combined loan-to-value (“CLTV”) ratio over 100 percent (or “negative equity”). The FOF also asserted that the Settling Entities did not disclose that when the loans backing the Trusts had early payment defaults (“EPDs”), they were entering into cash settlements with the loan originators and keeping the proceeds.

The FOF stated that the Settling Entities’ RMBS offering process began with mortgage loan origination and acquisition. According to the FOF, the Settling Entities acquired loans that they securitized into the Trusts through 4 channels: (1) bulk; (2) mini-bulk; (3) loan-by-loan (“LBL”); and (4) wholesale. The FOF further stated that bulk loans were purchased from third-party originators in pools of hundreds to thousands for amounts exceeding $5 million; mini-bulk loans were similar to bulk loans, but were purchased for less than $5 million per pool; LBL loans were acquired from originators individually, on a loan-by-loan basis; and wholesale loans were originated by the Settling Entities and consisted of individual loans referred to the Settling Entities through mortgage brokers and then underwritten and funded by the Settling Entities.

7 The alleged conduct that served as the basis for the Consent Judgment is referred to in this Application as the “Conduct.”

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The FOF stated that Settling Entities typically conducted due diligence after they won a bid for a pool of loans, but before they purchased them. The Bureau alleged that the Settling Entities purported to conduct three types of due diligence, which varied for the loan channels: (1) credit review, in which loan origination files were examined to determine if the loans complied with underwriting guidelines; (2) compliance review, in which the files were examined to determine if the loans complied with federal, state, and local laws and regulations; and (3) valuation review, which assessed the accuracy and reasonableness of the appraisals of the properties that served as collateral for the loans. Once certain loans were acquired, according to the FOF, the Settling Entities stated that they performed quality controls on samples of loans to confirm the accuracy of the due diligence. The FOF stated that following this process, the loans were pooled and deposited into the Trusts under a pooling and servicing agreement, which contained several representations and warranties about the underlying loans. The Bureau also noted in the FOF that the Settling Entities then marketed the RMBS Offerings, using a variety of offering materials which included statements about the characteristics and credit quality of the loans in the Trusts, as well as the loan acquisition, due diligence, and oversight processes the Settling Entities employed. The Bureau alleged that these representations were false or omitted critical information.

Among other things, the Bureau alleged that in its due diligence process, the Settling Entities packaged low graded loans into RMBS Offerings, which violated guidelines and lacked adequate compensating factors. Further, the Bureau alleged that the Settling Entities improved the grades of 70-95% of the securitized loans its diligence providers believed violated guidelines and lacked adequate compensating factors, and downgraded less than 1% of loans that required further scrutiny to determine whether compensating factors offset guideline violations. The Settling Entities’ internal guidelines required review of 100% of bulk loan subprime pools, but according to the Bureau, the Settling Entities did not do so, diligencing 65-91% of subprime loan pools. For certain loans, the FOF asserted that the Settling Entities contracted with fulfillment centers for their review, and gave fulfillment centers the ability and authority to approve loans for purchase. The Bureau alleged that when fulfillment centers approved loans, the Settling Entities’ underwriters or credit personnel often did not review the loans or the approvals, despite representing to investors that the Settling Entities’ senior underwriters make final loan decisions, not contracted due diligence firms.

Additionally, the Bureau alleged that the Settling Entities made representations that they conducted valuation reviews to check the accuracy of origination appraisals used in calculating loan-to-value (“LTV”) and CLTV ratios for the loans backing the Trusts, which was intended in part to determine whether the underlying property’s value was adequate collateral for the loan, or whether the property was sufficient to recoup the loan amount in the event of a borrower default. The Bureau alleged that the offering materials contained misrepresentations and omissions about the characteristics of the loans in the Trusts, including that the characteristics set forth in the mortgage loan schedules (“MLS”), including the ratios, were true and correct in all material respects as of a certain date; the most recent valuation of the properties was used in calculating CLTV ratios; and at origination, all loans had LTV or CLTV ratios of 100% or less. According to the Bureau, this was not the case, with the MLS materially misrepresented in more than 9% of loans later identified as defective. Additionally, the Bureau asserted that the Settling Entities only verified the data of limited samples during its due diligence process (failing to verify data on up to 90% of some loan pools) and made no effort to update loan data in the months between origination and disclosure of loan data in offering materials. According to the Bureau, dozens of loans had a LTV or CLTV above 100%.

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The FOF stated that, in conducting quality controls after purchasing loans, the Settling Entities’ offering materials stated, among other things, that they employed certain quality assurances designed to ensure underwriting guidelines were properly applied, that they had a rigorous due diligence process for reviewing loans, and that they conducted quality control reviews on its loans after purchasing or originating them. However, the Bureau alleged that the Settling Entities materially omitted from its offering documents, among other things, that they purchased and securitized unsampled portions of loans regardless of how many loans were defective in the sampled pool, that they purchased and securitized loans from originators that had a history of disproportionately high delinquency rates for their loans, and that they purchased and securitized loans from originators that had poor records of repurchasing problematic loans.

Further, the Bureau alleged that the Settling Entities made tens of millions of dollars through settling EPD claims with loan originators for loans in the Trusts that had defaulted on payments within the EPD period, without remitting that money to the Trusts that owned the loans. Although the Trusts were the owners of the delinquent loans, the Bureau alleged that the Settling Entities did not repurchase the loans from the Trusts and put them back to the originators for the benefit of the Trust. Instead, according to the FOF, the Settling Entities settled these claims by accepting monetary payments from the originators, which they kept for themselves while the Trusts held the delinquent loans. The FOF also stated that the Settling Entities retained a contractual right in their Master Loan Purchase Agreements (“MLPAs”) with mortgage loan originators to require the originator to repurchase any loan that breached an EPD provision. The Bureau alleged the Settling Entities generated substantial revenue by enforcing the EPD provision, which they did not disclose to investors.

In the Consent Judgment, the Settling Entities agreed, among other things, to make a settlement payment in the amount of $495 million, which includes restitution in the amount of $300 million; a civil monetary penalty in the amount of $100 million; and the costs and fees of the investigation, litigation, and restitution process. In addition, the Consent Judgment states under the section titled “Permanent Relief” that “Credit Suisse shall not violate the Securities Law” or the Consent Judgment and the ACO, both of which reference the requirement that the Settling Entities pay the agreed upon settlement amount. The ACO further provides, among other things, that (a) the Settling Entities entered into the ACO solely for the purposes of settlement; (b) no part of the ACO or the FOF constitutes evidence of any fault or wrongdoing by the Settling Entities; and (c) the ACO and its contents are intended for purposes of resolving the Action and not by any other party or for any other purpose.

C.	Other Orders and Investigations Related to the Conduct

In addition to the substantial monetary penalty paid to the Bureau, the Federal government has imposed significant penalties against the Settling Entities in connection with the Conduct. For example, on January 18, 2017, CSSU and its current and former U.S subsidiaries and U.S. affiliates entered into a $5.28 billion settlement with the United States Department of Justice (the “DOJ”) concerning alleged violations of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), 12 U.S.C. § 1833a, related to the packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS prior to January 1, 2009.8 Specifically, the DOJ noted that, in marketing and selling its RMBS, the Settling Entities made numerous representations about the quality and characteristics of the underlying loans, stating that the loans they securitized into RMBS were originated generally in accordance with applicable underwriting guidelines, where possible, as well as in compliance with federal and state law. These representations were made to RMBS investors and potential investors, ratings agencies, and others, according to the DOJ. However, the DOJ alleged that the Settling Entities repeatedly received information indicating that many of the loans reviewed did not conform to the representations that would be made by the Settling Entities to investors about the loans to be securitized. In settling the DOJ proceeding, the Settling Entities were required to pay $2.48 billion in civil penalties, and $2.8 billion in consumer relief.

8 Press Release 17-085, U.S. Department of Justice, Office of Public Affairs, Credit Suisse Agrees to Pay $5.28 Billion in Connection with its Sale of Residential Mortgage-Backed Securities (Jan. 18, 2017)
https://www.justice.gov/opa/pr/credit-suisse-agrees-pay-528-billion-connection-its-sale-residential-mortgage-backed.

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In addition, the Commission entered a cease-and-desist order on November 16, 2012 against CSSU, DLJ, FBMSC, Credit Suisse First Boston Mortgage Acceptance Corp. (“FBMAC”), and Asset Backed Securities Corporation (“ABSC”) concerning two sets of alleged violations of the federal securities laws in connection with those entities’ involvement with the offer and sale of RMBS securities from prior years.9 Specifically, the order found that from 2005 to 2010, Credit Suisse10 entered into a number of financial settlements with loan originators related to early defaulting loans they had previously sold to securitization trusts they sponsored. According to the order, Credit Suisse then kept the proceeds of those settlements without notifying or compensating the RMBS trusts that owned the loans, and failed to disclose this practice to its RMBS investors. Additionally, the Commission’s order found that in 2006, Credit Suisse underwrote two RMBS transactions that were collateralized by approximately $1.9 billion of subprime mortgages. In connection with its efforts to market and sell the RMBS, the SEC alleged that Credit Suisse made misleading statements regarding a key investor protection known as the “First Payment Default” (“FPD”) covenant, which required the originators of the loans to repurchase certain delinquent loans or otherwise cure breaches of the covenant. If the originators were notified of and subsequently failed to repurchase or cure a breach of the FPD covenant within the meaning of the Pooling and Servicing Agreements, Credit Suisse was required to do so, according to the Commission. Notwithstanding this provision, the Commission alleged that Credit Suisse, without disclosure, did not ensure the removal of all such loans. The Commission found that Credit Suisse violated Section 17(a)(2) and (3) of the Securities Act, and ABSC separately violated Section 15(d) of the Exchange Act and Rules 12-20, 15d-1, and 15d-14(d) thereunder. Credit Suisse was required to pay disgorgement of $55,747,769; prejudgment interest of $13 million; and a civil money penalty of $33 million. Separately, CSSU was required to pay disgorgement of $10,056,561; prejudgment interest of $2.2 million; and a civil money penalty of $6 million.11

D.	The Merger

Recently, the Swiss federal government facilitated an agreement to merge CS Group with and into UBS resulting in UBS remaining as the surviving company. As explained afterward by the Swiss National Bank, the Merger Agreement “was made possible with the support of the Swiss federal government, the Swiss Financial Market Supervisory Authority, FINMA, and the Swiss National Bank.”12

9 In re Credit Suisse Securities (USA) LLC, et al., Sec. Act Rel. No. 9368 (Nov. 16, 2012). CSSU, DLJ, FBMSC. FBMAC and ABSC did not admit or deny the findings in the order.

10 For the purposes of this paragraph, “Credit Suisse” includes the Settling Entities, FBMAC, and ABSC.

11 Neither negotiated resolution discussed in this subsection resulted in a disqualification under Section 9(a) of the Act.

12 Press Release, “Swiss National Bank provides substantial liquidity assistance to support UBS takeover of Credit Suisse” (Mar. 19, 2023) https://www.snb.ch/en/mmr/reference/pre_20230319/source/pre_20230319.en.pdf.

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III.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT, or FACC, if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, [or] bank . . . or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). The term “affiliated person” is defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The Settling Entities agreed to the terms of the Consent Judgment. Applicants seek the Orders exempting them and the UBS Covered Persons from the disqualification provisions of Section 9(a)(2) and (3) with respect to the Consent Judgment.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application.” In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in, or have remediated, the conduct that serves as the basis for the disqualification under Section 9(a).13

IV.	Statement in Support of Time-Limited Exemption

In support of their position that the Commission should issue the Time-Limited Exemption, Applicants assert that, absent relief during the Exemption Period, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the Time-Limited Exemption sought in this Application. In support of this assertion, Applicants state the following:

A.	The Limited Scope of Misconduct

The Conduct occurred over 15 years ago and was limited in scope, and there is no connection between the Conduct and the Fund Servicing Activities in which the Fund Servicing Applicants engage.

The Conduct occurred between 2005 and 2007 and involved Credit Suisse’s legacy RMBS business. Following the Financial Crisis, Credit Suisse’s RMBS business was substantially restructured and reduced. Among other things, the Princeton, New Jersey office of the RMBS business at issue in the Action was closed, along with the mortgage conduit and wholesale mortgage origination businesses operated from that office. Credit Suisse also reorganized the remaining sectors of its RMBS business and substantially reduced the number of employees involved in that business immediately following the Financial Crisis. Of those currently employed in the RMBS business, only a handful worked at Credit Suisse during the 2005-2007 period underlying the allegations in the Action.

13 See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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FBMSC and DLJ have never engaged in Fund Servicing Activities and will not do so in the future. They are wholly separate legal entities, in separate business divisions and with separate supervisory structures from the Fund Servicing Applicants. FBMSC and DLJ do not have any employees; instead, all personnel involved in the businesses conducted by FBMSC and DLJ are employed by CSSU. While CSSU engages in Fund Servicing Activities on behalf of the Funds, the CSSU personnel involved in the Conduct were not associated or involved in any way with the business unit providing underwriting and distribution services to the Funds. The CSSU personnel engaged in Fund Servicing Activities are employees of CSAM and effectively walled off from all other CSSU business units.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”14 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large, global financial service organizations as are Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it could in the present case. That is, it was not intended that a Fund would have to be deprived of its management or distribution because of charged violations that do not directly relate to Fund Servicing Applicants’ Fund Servicing Activities. In the absence of improper practices relating to the Fund Servicing Activities, Applicants therefore submit that Section 9(a) should not operate to bar the Fund Servicing Applicants from serving the Funds and their shareholders during the Exemption Period. In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Orders sought in the Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue providing investment advisory and underwriting services to the Funds during the Exemption Period would result in the Funds and their shareholders facing significant hardships. As a practical matter, disqualifying the Fund Servicing Applicants from engaging in Fund Servicing Activities for the Funds before the CS Fund Servicing Reorganization is completed would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds, and result in the termination of advisory and sub-advisory relationships that the Funds’ Boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds and annually approved. Certain Fund Servicing Applicants and their predecessor entities have been advising investment companies for several decades, reaching back to the mid-1980s and have generated positive investment performance for the Funds. Many shareholders have longstanding investments and valued business relationships with the Funds and the orderly transition of Fund Servicing Activities in connection with the CS Fund Servicing Reorganization is critical to protecting Fund investors.

Absent the Time-Limited Exemption, the Fund Servicing Applicants would be responsible for identifying other fund service providers on an expedited time frame, which could potentially result in an inefficient and less thorough process. Transitioning the Funds to another investment adviser and principal underwriter without adequate time for the Fund Servicing Applicants and the Boards of the Funds to consider and properly evaluate alternative options could result in substantial costs to, and lost opportunities for, the Funds. A new investment adviser or principal underwriter could elect to engage different service providers, which could also create costs and cause disruption.15 Specifically, costs associated with rapidly redressing the consequences of a disqualification would include costs related to: (i) identifying a suitable successor investment adviser or sub-adviser, including performing due diligence on such potential successor; (ii) holding a special meeting (or meetings) of the Boards; and (iii) soliciting shareholders to approve new advisory agreements, in the event such shareholder approval is determined to be required. In addition, the Funds would have to expend time and other resources to engage their preferred substitute advisers or sub-advisers and principal underwriters and negotiate terms and restructure other service arrangements in accordance with those typically used by those advisers and underwriters.

14 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

15 This would not apply to the advised ESCs, because, consistent with the ESC Orders, the ESCs do not have independent boards of directors.

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Many of the Funds pursue non-traditional investment strategies, and CSAM’s and CSAML’s portfolio management teams employ sophisticated credit investment strategies (e.g., leveraged loans, high yield bonds, private credit instruments and structured credit investments), quantitative strategies (e.g., liquid alternative and factor-based investing) and commodities strategies, as applicable. CSAM and CSAML have developed a significant expertise with each Fund’s investment program and operations, and replacing the Fund Servicing Applicants with other advisers would result in even greater inefficiencies, operational risks, potential loss of investment opportunities and potential liquidation of existing investments that cannot be maintained during an abrupt transition for the affected Funds. Further, the identification of a new adviser or the restructuring of Applicants’ respective businesses in the most economically efficient manner could only be done within the contemplated duration of the Exemption Period. If a new adviser were identified and quickly retained, it would have to rapidly familiarize itself with the investment strategies and portfolios of each Fund, resulting in a disruptive transition of investment management services provided to the Funds and potentially causing the Funds to forgo investment opportunities, all of which would result in additional investor harm and investment loss due to lack of knowledge and familiarity with each Fund. Further, a replacement adviser retained on an expedited basis may not be willing to provide the same services for the same fees that a Fund Servicing Applicant currently provides, which could have adverse economic consequences for the Funds and their investors. As noted above, many of the Funds pursue non-traditional and/or sophisticated investment strategies for which CSAM and CSAML are well positioned to provide investment advice in the normal course during the Exemption Period, while Applicants and the Funds evaluate options for replacement service providers or business restructurings, such as the CS Fund Servicing Reorganization. In that regard Applicants note that the Funds have been recognized for their strong relative performance which investors will expect, and would benefit from, during the Exemption Period.16

Moreover, shares of the Funds are held by participants in a number of defined contribution plans. The effect of disqualification of the Fund Servicing Applicants without a transition period could result in disproportionately severe hardship to those participants, as defined contribution plans often have only a few or, in some cases, only one investment option per asset class and one suite of target date funds, and participants may not be able to switch to a suitable replacement fund. Without the Time-Limited Exemption, defined contribution plan participants would be more likely to incur the increased costs and lost opportunities under the exigent circumstances faced by the Fund Servicing Applicants because they have limited options for transferring their investments in the Funds to alternative investment options should they desire to do so. Plan trustees who face heightened scrutiny with respect to carrying out their fiduciary duties also would incur additional time and expense in selecting replacement funds on an expedited basis. Absent relief provided during the Exemption Period, the prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

16 For example, as of May 24, 2023, Morningstar, Inc. has analyzed and rated the Funds’ share class performance out of five stars as follows: (i) three share classes are rated five stars; (ii) five share classes are rated four stars; (iii) eight share classes rated three stars; and (iv) one share class is rated two stars. No share classes are rated one star or unrated.

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In addition, faced with the uncertainty that would result from the Fund Servicing Applicants being disqualified, a significant number of investors could decide to redeem shares of the Open-End Funds, which would frustrate efforts to effectively manage those Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders. Shareholders of the closed-end Funds, on the other hand, could seek to sell their shares on the secondary market, which could result in widening discounts between the price of such shares and their underlying net asset value.

The disqualification of CSSU from serving as principal underwriter to the Open-End Funds would also result in hardship to the Open-End Funds and their shareholders. Not only would the Open-End Funds have to find and engage substitute principal underwriters in an expedited manner, but those underwriters may not be able to replicate the selling network established by CSSU on an expedited basis. The selling network includes longstanding relationships with third-party intermediaries, including clearing houses, broker-dealers and wire houses, insurance companies, and banks. CSSU has committed capital and other resources to establish expertise in underwriting the securities of Funds, including to develop expertise in the Open-End Funds’ investment strategies, and to establish distribution arrangements for Fund shares through its selling network. CSSU currently has a team of approximately 27 representatives supporting its distribution efforts on behalf of the Funds whose objective is to increase Fund assets. Having an extensive internal and external selling network supports greater economies of scale from increased Fund assets, which in turn benefits investors. Replacing CSSU with one or more principal underwriters that do not have established distribution arrangements with the Funds without providing them adequate time to find a replacement could lead to significant redemptions—Forcing a replacement underwriter could lead to investor redemptions and lower sales, and could require the Funds to spread their expenses over a smaller asset base, in each case, to the financial detriment of investors. Without relief provided during the Exemption Period, CSSU would be prevented from offering Open-End Fund share distribution services and the Funds would be forced to find a suitable replacement principal underwriter.

If the Time-Limited Exemption were not granted, and a replacement adviser and principal underwriter were not identified and approved by Fund shareholders, as applicable, the Funds could be forced to liquidate, resulting in adverse tax consequences and the Funds’ investors having to identify replacement investment vehicles through which to gain exposure to the Funds’ strategies, among other things.

There is no question that the failure to grant the Time-Limited Exemption could operate to the financial detriment of the Funds and their investors in a manner that is unduly and disproportionately severe and punitive. This investor harm would be unjustified, as it would result from Conduct which occurred over 15 years ago, was unrelated to any Funds or to any Fund Servicing Activities provided by Fund Servicing Applicants, which occurred within a distinctly separate and currently inactive business operation of Credit Suisse.

C.	Adverse Effect on Applicants

If the Fund Servicing Applicants were not granted the Time-Limited Exemption, the effect on their businesses and employees (most of which are in the United States) would be severe.

The Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business, devoting over 30 years of time to produce investment results for the Funds to which they provide services. If the Time-Limited Exemption is not issued, highly valued long-term client relationships would be disrupted and the Fund Servicing Applicants would be precluded from offering advisory services that represent a valuable part of the total financial services they offer. Prohibiting the Fund Servicing Applicants from providing Fund Servicing Activities during the Exemption Period would also negatively impact their ability to offer clients a complete range of financial services during such time. In the case of CSAM, the effects of a disqualification would be particularly significant, as investment advisory services to Funds (excluding ESCs) represent approximately $5.4 billion in assets under management in the United States as of March 31, 2023. As a result, without relief during the Exemption Period, CSAM would lose a significant part of its business, potentially leading to layoffs of personnel.

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If CSSU were unable to obtain the requested relief during the Exemption Period, the effect on its current business and employees would be significant. CSSU has committed substantial resources to establish expertise in underwriting the securities of the Open-End Funds and to establish distribution arrangements for Open-End Fund shares. Currently, approximately 27 CSSU representatives work to support the distribution of the Funds and maintain their securities licenses and registrations with CSSU. Without relief under the Time-Limited Exemption, CSSU would lose a significant part of its business, potentially leading to layoffs of personnel.

The disqualification of CSAM from providing investment advisory services to the ESCs without the Exemption Period is similarly not in the public interest or in furtherance of the protection of investors, and would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of CSAM and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act, and it would be impermissible under the terms and conditions of the ESC Order to require another entity not affiliated with CSAM to manage the ESCs. In addition, participating employees of CSAM and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by a CS Group-affiliated entity. With respect to the ESCs, disruption of investment strategies caused by a replacement investment adviser retained without adequate time for diligence could inflict investment losses on the investors that they could not avoid, as ESCs typically do not offer redemption rights.

Prohibiting the Fund Servicing Applicants from serving as investment adviser or sub-adviser of or principal underwriter for Funds without the Exemption Period would not only adversely affect the Fund Servicing Applicants’ businesses, but also the Fund Servicing Applicants’ employees, particularly those involved in Fund Servicing Activities.

Thus, a Section 9(a) disqualification on the Fund Servicing Applicants would be unduly and disproportionately severe.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Servicing Activities

The Conduct did not involve any Fund Servicing Applicants in their performance of the Fund Servicing Activities, each of which maintains comprehensive compliance and control functions that act to separate the Fund Servicing Applicants’ Fund Servicing Activities from other Credit Suisse entities and internal business units. In that regard, FBMSC and DLJ each does not and will not serve in any of the capacities described in Section 9(a) of the Act, and CSSU’s Fund Servicing Activities will continue to be separate, during the Exemption Period, from its other internal business units.

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The Conduct did not involve any Fund, or the assets of any Fund, and none of the Funds ever bought any RMBS offered by CSSU’s legacy RMBS business unit. While CSAM and CSAML are part of Credit Suisse and incorporate certain compliance controls that are imposed throughout the Credit Suisse enterprise, CSAM and CSAML have supplemented those enterprise-wide compliance controls with a tailored and comprehensive compliance program to ensure adherence to all applicable laws and regulations. CSAM and CSAML do not share personnel with FBMSC or DLJ (which do not have employees). Furthermore, as a general matter, the Funds do not transact with other Credit Suisse entities as a result of the restrictions under the Act, among other limitations.

In addition, CSAM and CSAML carry out a separate compliance training curriculum that supplements Credit Suisse’s enterprise-wide trainings. CSAM and CSAML employees receive training on asset management-related topics from the dedicated Asset Management Compliance personnel.

CSSU’s principal underwriting activities on behalf of the Funds are performed exclusively by individuals who are employed by CSAM. Any of those employees who perform broker-dealer activities subject to securities licensing and registration requirements maintain such licenses and registrations through CSSU, but, because they are employed by CSAM, their activities are conducted in accordance with the policies and procedures described above, which act to separate CSAM (and its personnel, including the above referenced CSSU employees) from the business lines involved in the Conduct. Such employees are shielded under the informational barriers in place among CSAM, CSAML and other Credit Suisse entities. As a result, CSSU’s Fund Servicing Activities on behalf of the Funds are subject to a supervisory structure that is wholly separate from the business lines that were the subject of the Action.

While CSSU was involved in the Conduct, the Conduct occurred over 15 years earlier in a business unit that is unrelated to the distribution services that CSSU provides to the Open-End Funds. The employees of CSSU involved in the Conduct were not involved in the distribution services provided to the Open-End Funds. Importantly, the CSSU employees who are involved with the distribution services provided to the Open-End Funds are subject to CSAM’s compliance program. Accordingly, while CSSU was involved in the Conduct, the CSSU RMBS business operated separately from Credit Suisse’s Open-End Fund distribution business.

E.	Applicants’ Personnel

Applicants represent that (i) none of the current or former directors, officers or employees of Applicants (other than certain current and former personnel of the Settling Entities who were not and are not involved in Fund Servicing Activities) had any involvement in the Conduct; (ii) no current or former director, officer, or employee of the Settling Entities or any CS Covered Person who previously has been or who subsequently may be identified by the Settling Entities or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant, CSAG, and of any UBS Covered Person (except that any employees of CSSU involved in the Conduct may continue to be employed by CSSU prior to and following the closing of the Transaction but will not be allowed to participate in any Fund Servicing Activity of any Applicant); (iii) such directors, officers, and employees and any other persons who otherwise were involved in the Conduct have had no, and will not have any future, involvement in Applicants’, CSAG or UBS Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because the directors, officers and employees of Applicants (other than certain current and former personnel of the Settling Entities who were not involved in any Fund Servicing Activities) did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.17 For the avoidance of doubt, this paragraph is not intended to refer to, or place any restrictions on, any person that is an employee, officer, or director of any UBS Covered Person acting in a capacity other than the activities described in section 9(a) of the Act as of the date of this Application.

17 This representation with respect to the UBS Covered Persons is made based on the actual knowledge of UBS as of the date of this Application. Within 180 days from the issuance of the Orders, UBS will conduct a review reasonably designed to ensure the accuracy of this representation with respect to the UBS Covered Persons.

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Given that the Conduct did not involve any of the Fund Servicing Applicants with respect to their Fund Servicing Activities, the Conduct of the Settling Entities or Applicants has not been such as to make it against the public interest or the protection of investors to grant the Time-Limited Exemption for Applicants.

F.	Remedial Actions

Credit Suisse recently sold a significant part of its Securitized Products Group (the “SPG”) to entities and funds managed by affiliates of Apollo Global Management (collectively, “Apollo”).18 The Apollo transaction held an initial closing in February 2023 and a series of phased closings thereafter, as a result of which the majority of the assets formerly associated with the SPG are now owned or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions, and the majority of the front-office professionals who were previously employed in the SPG became employed by ATLAS SP Partners or its affiliates. One or more final closings of the remaining SPG asset transfers are expected to occur by June 30, 2023. Contemporaneous with the Apollo transaction, Credit Suisse discontinued the business of issuing, sponsoring and underwriting RMBS. At this time, Credit Suisse is not currently engaged in the business of sponsoring or issuing new RMBS in the United States or of accepting engagements to act as underwriter, initial purchaser or placement agent on any new third-party issued RMBS in the United States.19

During the period following the end of the Financial Crisis until February 2023, Credit Suisse sponsored and issued new RMBS in the United States and accepted engagements from Credit Suisse clients to act as underwriter, initial purchaser or placement agent on new third-party issued RMBS in the United States. However, the Conduct and the nature of the collateral and processes involved were the subject of significant reforms. In the wake of the Financial Crisis, Credit Suisse significantly restructured the operation of its RMBS business after the Conduct occurred during the years leading up to the Financial Crisis.

Credit Suisse also implemented a number of enhancements to the mortgage securitization process in order to incorporate stronger business practices, including with respect to borrower credit standards, oversight, financial approvals, diligence disclosure, counterparty audits, mortgage underwriting, and representations and warranties. First, mortgage credit standards are more conservative than standards pre-Financial Crisis and are further strengthened by Ability-to-Repay (“ATR”) rules. For example, new compliance regulations require certain borrower documentation, and borrower credit scores are substantially higher on average than pre-Financial Crisis. Changes in oversight also introduced more subject matter expertise into the approval process for new securitizations, requiring participation of personnel independent of the RMBS business. With respect to financial approvals, Credit Suisse formed the Asset Finance Capital Commitment Committee as an internal business control requirement to assess the risk appetite of a transaction prior to committing to a client to finance assets that may be used in securitization, and every mortgage financing is now reviewed and approved by both this committee and Credit Risk Management.

18 Apollo Global Management is not an Affiliated Person of Applicants or the CS Covered Persons.

19 Credit Suisse’s lending and financing activities may involve syndication of positions backed directly or indirectly by collateral consisting of mortgage loans or RMBS and/or liquidation sales by Credit Suisse of RMBS collateral in connection with any defaults under related financing facilities.

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As to diligence disclosure, disclosures have become standardized and more detailed, and diligence practices have become more standardized, including processes to clear exceptions. Post-Financial Crisis, generally new origination mortgages and a sample of pools of seasoned, re-performing or non-performing mortgages are subject to a due diligence process and the results are disclosed in the security offering documents. In addition, Credit Suisse established enhanced standards for counterparty due diligence, including enhanced financial covenants (including minimum net worth), required annual reviews, expanded document requests and formalized broader dissemination of results for each warehouse counterparty. With respect to mortgage underwriting, Credit Suisse implemented requirements that numerous risk groups, including Legal, Compliance, outside counsel and, where necessary, Reputational Risk be part of the escalation channel to discuss certain material due diligence results and findings. Representations and warranties made by Credit Suisse in its capacity as seller into or issuer of certain RMBS post-Financial Crisis are generally limited in scope and duration. Additionally, business review of sellers’/securitization issuers’ representations, indemnities and financial capacity are reviewed by the Securitized Products Oversight Committee and Credit Risk Management.

Credit Suisse adopted new or enhanced compliance procedures to implement changes in the post-Financial Crisis regulatory landscape, which has more conservative standards and greater transparency than pre-Financial Crisis. First, Credit Suisse complies with ATR rules established under Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) and Consumer Financial Protection Bureau regulations – all adopted post-Financial Crisis – which require originators of certain kinds of loans to make a reasonable determination of a borrower’s ability to repay a residential mortgage loan or establish that the mortgage loan meets certain safe-harbor ability to repay criteria. No Credit Suisse entity originates any residential mortgage loan; rather, Credit Suisse entities acquire, hold, and sell residential mortgage loans in the secondary market. In addition, Credit Suisse made changes to its compliance program to implement Rule 15Ga-2 under the Securities Exchange Act of 1934, which requires that third-party diligence findings be provided to the SEC at least five business days prior to pricing for rated deals, and made publicly available to investors. Credit Suisse also implemented the requirements of Dodd-Frank Section 943, which governs disclosure of repurchase request remedy claims in respect of alleged breaches of representations and warranties. As a result of these regulations and changes in market practices, representations and warranties are now typically listed in the offering document, and agreements about breaches involving repurchase request remedy claims is included in trustee reports to security holders and Credit Suisse’s Form ABS-15G filings.

Credit Suisse also adopted procedures to implement the risk retention rules under Dodd-Frank, which require an entity sponsoring a securitization of certain kinds of residential mortgage loans to retain at least 5% of the credit risk from the transaction. In securitizations where risk retention is required, disclosure and, if the sponsor chooses horizontal retention, fair value analysis are included in the offering materials to investors. Credit Suisse has implemented requirements of the Volcker Rule20 prohibiting banks from engaging in proprietary trading or from acquiring or retaining an ownership interest in or sponsoring a hedge fund or private equity fund. Securitization activities that can appear to be proprietary trading or involve covered funds are now subjected to further scrutiny and reporting requirements to ensure compliance with the Volcker Rule.

20 12 U.S.C § 1851.

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G.	Actions Relating to Identifying and Addressing Collateral Consequences of Settlements

Although Applicants have historically worked with in-house and external counsel to analyze whether collateral consequences would be triggered by pending matters involving regulatory and law enforcement authorities, a similar collateral consequences analysis, unfortunately, was not conducted prior to the settlement of the Action. Subsequent to the settlement of the Action, Credit Suisse developed enhanced policies and procedures for considering potential collateral consequences associated with the settlement of civil and regulatory proceedings,21 including the disqualifications provided for under Section 9(a) of the Act, Regulation D under the Securities Act of 1933, and Prohibited Transaction Exemption 84-14 under the Employee Retirement Income Security Act of 1974.  Credit Suisse commits to further enhancing its existing settlement procedures to require the engagement of outside counsel to complete a collateral consequences analysis in advance of all anticipated settlements with regulators and law enforcement authorities, regardless of the form of resolution. This is intended to ensure that any potential disqualifications are promptly identified and proactively addressed. In addition, Credit Suisse’s legal and compliance groups will: (i) conduct an internal review of its settlement procedures and the operation thereof, including a review of the enhanced process requiring engagement of outside counsel to complete an assessment of potential collateral consequences of anticipated settlements with regulators and law enforcement authorities, (ii) consider if there are areas for further improvement of such recently enhanced settlement procedures and collateral consequences assessment process; and (iii) submit its findings/recommendations to the chief executive officer of CS Holdings USA. The timing of the internal review will be consistent with Applicants’ delivery of the report required by Condition 8 in Section VI below.

H.	Actions Taken With Respect to the Funds

Shortly after the Consent Judgment was entered, the Fund Servicing Applicants became aware that the entry of the Consent Judgment could be viewed as disqualifying under Section 9(a). Upon reviewing the terms of the Consent Judgment and analyzing the consequences thereof, including an analysis relating to Section 9(a), Applicants promptly contacted the Boards.22 Since that time, Applicants have provided the Boards with regular updates. To provide the Commission further assurance that the Time-Limited Exemption would be consistent with the public interest and the protection of the investors, Applicants agree that they will continue to keep the Board informed as to the status of this Application, as well as any effects on the Funds relating thereto. Applicants undertake to provide the Boards with all information concerning the Consent Judgment, the ACO and this Application necessary for the Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and have provided the Boards with a copy of the Consent Judgment, as entered by the Court, as well as the ACO.

21 Deutsche Bank AG, et al., Investment Company Act Release Nos. 34025 (Sept. 24, 2020) (notice and temporary order) and 34053 (Oct. 20, 2020) (order).

22 The Fund Servicing Applicants, through their counsel, also voluntarily notified the staff of the Commission regarding the entry of the Consent Judgment.

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I.	The SEC Has Granted Numerous Section 9(c) Waivers Arising Out of Substantively Similar Conduct Carried Out During the Global Financial Crisis

The SEC has granted at least 17 Section 9(c) waivers to similarly situated financial institutions in connection with proceedings that arose out of conduct carried out during the global Financial Crisis.23 In particular, the SEC has granted five Section 9(c) waivers arising out of conduct relating to RMBS offerings or activities.24 In each of these instances, the SEC found that (i) the prohibitions of Section 9(a), as applied to the financial institution, would be unduly or disproportionately severe; and/or that (ii) the conduct was such as not to make it against the public interest or protection of investors for the SEC to grant a waiver from Section 9(a) of the Act.25 The Conduct is, in all respects relevant to the matter at hand, substantially similar to the conduct at issue in the prior proceedings, except that in Credit Suisse’s case over 15 years have elapsed since the alleged wrongdoing – a period of time during which Credit Suisse has paid billions of dollars in penalties and disgorgement to resolve criminal and regulatory inquiries. The SEC’s prior Section 9(c) waivers in similar cases demonstrate that the public interest would not be furthered by denying the Time-Limited Exemption in a case that arises out of Conduct that has nothing to do with the Fund Servicing Applicant’s Fund Servicing Activities and involved a business that was restructured and has been discontinued. Rather, a denial would have the opposite of its intended effect, as it would result in needless harm to investors that have entrusted Credit Suisse to manage their assets for decades.

23 See Stifel, Nicolaus & Company, Inc., et al., Investment Company Act Release Nos. 32379 (Dec. 6, 2016) (notice and temporary order) and 32408 (Jan. 4, 2017) (permanent order); Banc of America Mortgage Securities, Inc., et al., Investment Company Act Release Nos. 31359 (Nov. 25, 2014) (notice and temporary order) and 31397 (Dec. 23, 2014) (permanent order) (“Banc of America Mortgage Securities, Inc.”); Citigroup Global Markets Inc., et al., Investment Company Act Release Nos. 31199 (Aug. 6, 2014) (notice and temporary order) and 31238 (Sept. 3, 2014) (permanent order) (“Citigroup Global Markets Inc. II”); RBS Securities Inc. and Citizens Investment Advisors, Investment Company Act Release Nos. 30808 (Nov. 25, 2013) (notice and temporary order) and 30842 (Dec. 23, 2013) (permanent order) (“RBS Securities Inc.”); J.P. Morgan Securities LLC, et al., Investment Company Act Release Nos. 30347 (Jan. 9, 2013) (notice and temporary order) and 30380 (Feb. 6, 2013) (permanent order) (“J.P. Morgan Securities LLC”); Wells Fargo Bank, N.A., Investment Company Act Release Nos. 30266 (Nov. 16, 2012) (notice and temporary order) and 30303 (Dec. 12, 2012) (permanent order) (“Wells Fargo Bank, N.A.”); ReconTrust Company, N.A., et al., Investment Company Act Release Nos. 30174 (Aug. 20, 2012) (notice and temporary order) and 30203 (Sept. 17, 2012) (permanent order); BAC Home Loan Servicing, LP, et al., Investment Company Act Release Nos. 29726 (July 18, 2011) (notice and temporary order) and 29753 (Aug. 15, 2011) (permanent order); J.P. Morgan Securities LLC, et al., Investment Company Act Release Nos. 29711 (June 29, 2011) (notice and temporary order) and 29737 (July 26, 2011) (permanent order); Citigroup Global Markets Inc., et al., Investment Company Act Release Nos. 29464 (Oct. 19, 2010) (notice and temporary order) and 29498 (Nov. 15, 2010) (permanent order); Goldman, Sachs & Co., et al., Investment Company Act Release Nos. 29366 (July 21, 2010) (notice and temporary order) and 29382 (Aug. 18, 2010) (permanent order) (“Goldman, Sachs & Co.”); Banc of America Securities LLC, et al., Investment Company Act Release Nos.28764 (June 9, 2009) (notice and temporary order) and 28810 (July 7, 2009) (permanent order); Deutsche Bank Securities Inc., et al., Investment Company Act Release Nos. 28763 (June 9, 2009) (notice and temporary order) and 28811 (July 7, 2009) (permanent order); RBC Capital Markets Corporation, et al., Investment Company Act Release Nos. 28762 (June 9, 2009) (notice and temporary order) and 28812 (July 7, 2009) (permanent order); Wachovia Securities, LLC, et al., Investment Company Act Release Nos. 28618 (Feb. 18, 2009) (notice and temporary order) and 28648 (Mar. 17, 2009) (permanent order); Citigroup Global Markets Inc., et al., Investment Company Act Release Nos. 28572 (Dec. 23, 2008) (notice and temporary order) and 28605 (Jan. 16, 2009) (permanent order) (“Citigroup Global Markets Inc. I”); UBS Securities LLC, et al., Investment Company Act Release Nos. 28569 (Dec. 23, 2008) (notice and temporary order) and 28606 (Jan. 16, 2009) (permanent order) (“UBS Securities LLC”).

24 See Goldman, Sachs & Co., J.P. Morgan Securities LLC, RBS Securities Inc., Citigroup Global Markets Inc., and Banc of America Mortgage Securities, Inc., supra note 23.

25 In four of the 17 Section 9(c) waivers granted by the SEC relating to conduct carried out during the Financial Crisis, a fund service provider applicant was also involved in the underlying conduct. See UBS Securities LLC, Citigroup Global Markets Inc. I, Goldman, Sachs & Co. and Wells Fargo Bank, N.A., supra note 23. More broadly, the SEC has granted at least five other Section 9(c) waivers since 2007 to a fund service provider applicant that was also involved in the underlying conduct. See Charles Schwab & Co. Inc. and Charles Schwab Investment Management, Inc., Investment Company Act Release Nos. 33157 (July 10, 2018) (notice and temporary order) and 33195 (Aug. 7, 2018) (permanent order); UBS AG, et al., Investment Company Act Release Nos. 31612 (May 20, 2015) (notice and temporary order) and 31672 (June 16, 2015) (permanent order); Wells Fargo Bank, N.A., et al., Investment Company Act Release Nos. 30644 (Aug. 6, 2013) (notice and temporary order) and 30685 (Sept. 4, 2013) (permanent order); Wells Fargo Bank, N.A., et al., Investment Company Act Release Nos. 29881 (Dec. 9, 2011) (notice and temporary order) and 29914 (Jan. 4, 2012) (permanent order); UBS AG, et al., Investment Company Act Release Nos. 28652 (Mar. 19, 2009) (notice and temporary order) and 28695 (April 14, 2009) (permanent order).

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J.	Applicants’ Prior Section 9(c) Orders

Certain of Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).26

On October 19, 2021, the U.S. Department of Justice (the “Department of Justice” or “DOJ”) filed a criminal information (the “2021 Information”) against Credit Suisse Securities (Europe) Limited (“CSSEL”) in the District Court for the Eastern District of New York, captioned United States v. Credit Suisse Securities (Europe) Limited, charging CSSEL with one count of conspiracy to commit wire fraud related to three transactions involving Credit Suisse and Mozambican state-owned enterprises between 2013 and 2016. CSSEL pleaded guilty to the charge set out in the 2021 Information (“2021 Plea Agreement”). The Department of Justice also executed a Deferred Prosecution Agreement, where CS Group agreed to, among other things, continue to cooperate fully with any ongoing Department of Justice or non-U.S. investigations of the relevant conduct. On the same day, the Commission entered a Cease-and-Desist Order (the “2021 Order”) against CS Group. The 2021 Order, among other things, found that CS Group violated Sections 10(b), 13(b)(2)(A) and 13(b)(2)(b) of the Exchange Act and Rule 10b-5 thereunder, as well as Sections 17(a)(1), (2), and (3) of the Securities Act of 1933. In addition to actions by the DOJ and Commission, foreign regulators also brought actions against Credit Suisse, specifically the Swiss Financial Market Supervisory Authority and UK Financial Conduct Authority. As a result of the 2021 Plea Agreement and 2021 Order, CSAM, CSAML, CSSU, CSSEL, and CS Group (the “2021 Applicants”) sought a Section 9(c) Order. In March 2022, pursuant to Section 9(c), the Commission permanently exempted the 2021 Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2021 Plea Agreement. Investment Company Act Release Nos. 3440 (Oct. 19, 2021) (notice and temporary order) and 34518 (Mar. 1, 2022) (permanent order).

On May 19, 2014, the Department of Justice filed a one-count criminal information (“2014 Information”) against CSAG in the District Court for the Eastern District of Virginia, captioned United States of America v. Credit Suisse AG, charging CSAG with conspiracy to commit tax fraud related to accounts CSAG established for cross-border clients. CSAG pleaded guilty to the charge set out in the 2014 Information (“2014 Plea Agreement”). The Commission had earlier filed an Order Instituting Administrative and Cease-and-Desist proceedings against CS Group (“2014 Order”). The 2014 Order, among other things, enjoined CS Group, directly through its officers, directors, agents and employees, from violating Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act. As a result of the 2014 Plea Agreement and 2014 Order, CSAM, CSAML, CSSU, CSAG and Credit Suisse Hedging-Griffo Servicos Internaçionais S.A. (the “2014 Applicants”) sought a Section 9(c) Order. In June 2014, pursuant to Section 9(c), the Commission permanently exempted the 2014 Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2014 Plea Agreement. Investment Company Act Release Nos. 31051 (May 19, 2014) (notice and temporary order) and 31082 (June 16, 2014) (permanent order).

26 Applicants request that, for the avoidance of doubt, the Temporary Order and Permanent Order also permit UBS Covered Persons to rely on the relief granted under the prior orders described in this section.

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On April 28, 2003, the Commission filed a complaint (the “2003 Complaint”) against Credit Suisse First Boston LLC (“CSFB”) in the United District Court for the Southern District of New York in a civil complaint captioned Securities and Exchange Commission v. Credit Suisse First Boston LLC, f/k/a Credit Suisse First Boston Corporation. CSFB, without admitting or denying the allegations of the 2003 Complaint, consented to the entry of a federal injunction and certain other equitable relief (“Credit Suisse 2003 Order”). The Credit Suisse 2003 Order, among other things, enjoined CSFB, directly through its officers, directors, agents and employees, from violating Sections 15(c) and 17(a) of the Exchange Act and other specific rules cited in the 2003 Complaint and certain NASD conduct rules. As a result of the Credit Suisse 2003 Order, CSAM, Credit Suisse Asset Management Securities, Inc. (“CSAMSI”), CSAML, Credit Suisse Asset Management (Australia) Limited, Credit Suisse Asset Management Limited, Merchant Capital Inc., Credit Suisse First Boston (Bermuda) Limited and DLJ LBO Plans Management Corporation (the “2003 Applicants”) sought a Section 9(c) Order. In April 2005, the Commission pursuant to Section 9(c) permanently exempted the 2003 Applicants from the prohibitions of Section 9(a) of the Act with respect to the Credit Suisse 2003 Order. Investment Company Act Release Nos. 26243 (October 31, 2003) (notice and temporary order) and 26827 (April 1, 2005) (permanent order).

On January 22, 2002, the Commission filed a complaint (the “2002 Complaint”) against CSFB in the United States District Court for the District of Columbia in a civil action captioned Securities and Exchange Commission v. Credit Suisse First Boston Corporation. CSFB, without admitting or denying the allegations of the 2002 Complaint, consented to the entry of an injunction and certain other equitable relief (the “Credit Suisse 2002 Order”). The Credit Suisse 2002 Order, among other things, enjoined CSFB, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and NASD Conduct Rules 2110 and 2330. As a result of the Credit Suisse 2002 Order, CSAM, CSAMSI, CSAML and Credit Suisse First Boston, Inc. (the “2002 Applicants”) sought a Section 9(c) order. In January 2002, the Commission pursuant to Section 9(c) permanently exempted the 2002 Applicants from the prohibitions of Section 9(a) of the Act with respect to the Credit Suisse 2002 Order. Investment Company Act Release Nos. 25406 (January 30, 2002) (notice and temporary order) and 25445 (February 26, 2002) (permanent order).

In addition, affiliates of Applicants, some of which no longer exist, previously obtained other orders under Section 9(c).

On November 25, 1975, the Commission commenced an action in the United States District Court for the District of Columbia, entitled Securities and Exchange Commission v. American Institute Counselors, Inc., et al. (75 Civ. 1975), against various defendants, including Credit Suisse First Boston (which was referred to in such action as Swiss Credit Bank), alleging violations of various provisions of the U.S. federal securities laws. Credit Suisse First Boston, without admitting or denying the allegations of the Complaint, consented to the entry of an injunction (the “1975 Credit Suisse First Boston Order”) terminating the action against it. The 1975 Credit Suisse First Boston Order provides, among other things, that Credit Suisse First Boston will not be involved in the sale of various gold-backed securities and gold-related items offered for sale by American Institute Counselors and certain of its affiliated persons. SoGen-Swiss International Corporation (“SoGen”), a New York corporation, was a registered broker-dealer under the Exchange Act and a registered adviser under the Advisers Act. Swiss American Corporation, a New York corporation, which was a wholly-owned subsidiary of Credit Suisse First Boston, owned 50.8 percent of the voting stock of SoGen. Because of these relationships, SoGen sought a Section 9(c) order so that it could continue to serve as investment adviser and principal underwriter to an investment company registered under the Act. In July 1976, the Commission pursuant to Section 9(c) permanently exempted SoGen from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order. Investment Company Act Release Nos. 9338 (June 30, 1976) (notice and temporary order), 9376 (July 29, 1976) (permanent order).

White, Weld & Co. Incorporated (“White, Weld”) was a registered broker-dealer under the Exchange Act. In 1976, White, Weld owned about 41 percent of the voting securities of Societe anonyme financiere du Credit Suisse et de White, Weld, which owned in turn about 30 percent of the capital stock of a holding company, which in turn owned 100 percent of the voting securities of White, Weld. Although disclaiming that Credit Suisse First Boston was an affiliated person, White, Weld sought three separate Section 9(c) orders within a short period of time because of the potential effect of the 1975 Credit Suisse First Boston Order on its business relationships with three registered investment companies. Investment Company Act Release Nos. 9337, 9415, and 9416 (June 30, 1976; August 26, 1976) (notices and temporary orders) and 9375 (July 29, 1976) (permanent order).

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Swiss American Securities Inc. (“SASI”), a New York corporation, was a registered broker-dealer under the Exchange Act. Swiss American Corporation, a wholly-owned subsidiary of Credit Suisse First Boston, owned 100 percent of the voting stock of SASI. Because of these relationships, SASI sought a Section 9(c) order because of the potential impact of the 1975 Credit Suisse First Boston Order on its ability to act as a principal underwriter to registered investment companies in the future. Investment Company Act Release No. 9358 (July 20, 1976) (notice).

The First Boston Corporation (“FBC”), a Massachusetts corporation, was registered as a broker-dealer under the Exchange Act and as an adviser under the Advisers Act, and was a wholly-owned subsidiary of First Boston, Inc. FBC sought the Section 9(c) order because it might be deemed to be an affiliated person, within the meaning of the Act, of Credit Suisse First Boston. In December 1982, the Commission pursuant to Section 9(c) permanently exempted FBC from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order. Investment Company Act Release Nos. 12867 (December 3, 1982) (notice and temporary order), 12928 (December 27, 1982) (permanent order).

On May 5, 1986, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. The First Boston Corporation (86 Civ. 3524). The action involved certain transactions effected on January 30, 1986 by FBC, acting for its own account, in the common stock and options thereon of CIGNA Corporation (“CIGNA”). The complaint alleged that FBC violated Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act by purchasing for its own account securities of CIGNA while in possession of material, nonpublic information that FBC’s Corporate Finance Department had received from CIGNA’s management in connection with certain investment banking advice and services CIGNA had sought from FBC. On the day the complaint was filed, FBC consented to the entry of a permanent injunction enjoining FBC from engaging in transactions, acts, practices or courses of business that constitute or would constitute violations of Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act (the “FBC Judgment”). In order for First Boston Asset Management Corporation (“Asset Management”)27 to continue to serve as the investment adviser to a registered investment company and for Asset Management and FBC to act as investment adviser or distributor for any other registered investment company in the future, Asset Management and FBC sought a Section 9(c) order. In July 1986, the Commission permanently exempted Asset Management and FBC from the prohibitions of Section 9(a) of the Act with respect to the FBC Judgment. Investment Company Release Nos. 15086 (May 5, 1986) (notice and temporary order), 15221 (July 24, 1986) (permanent order).

CS First Boston, Inc., a Delaware corporation, was a privately held holding company. For purposes of its Section 9(c) application, CS First Boston, Inc. asserted that it and any persons directly or indirectly controlled by it, including but not limited to CS First Boston Global Fund Managers Limited (“Fund Managers”), were affiliated persons, within the meaning of the Act, of Credit Suisse and FBC. CS First Boston, Inc. sought a Section 9(c) order so that it and any person controlled by it would not be subject to the prohibitions of Section 9(a) and Fund Managers could serve as an investment adviser to a closed-end investment company that had filed a notification of registration in March 1990. In July 1990, the Commission permanently exempted CS First Boston, Inc. and all persons then or thereafter directly or indirectly controlled by CS First Boston, Inc. from the prohibitions of Section 9(a) with respect to the 1975 Credit Suisse First Boston Order and the FBC Judgment. Investment Company Act Release Nos. 17561 (July 3, 1990) (notice) and 17631 (July 31, 1990) (order).

27 CSAM acquired substantially all of the assets of Asset Management, which eventually was dissolved.

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In 1990, Credit Suisse First Boston sought to succeed to the investment advisory business of BEA Associates, Inc., through BEA Associates, a New York general partnership and a predecessor to CSAM. As a result, Credit Suisse First Boston and BEA Associates sought a Section 9(c) order. In October 1990, the Commission permanently exempted Credit Suisse First Boston, BEA Associates, and all persons then or thereafter affiliated with Credit Suisse First Boston from the provisions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order and the FBC Judgment. Investment Company Act Release Nos. 17763 (Sept. 27, 1990) (notice) and 17813 (Oct. 23, 1990) (order).

We submit that because most of these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

V.	Statement in Support of Application for Permanent Exemption

In support of their application for the Permanent Exemption, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly and disproportionately severe for the UBS Covered Persons, and that the Conduct, all of which was undertaken by companies that are not, as of the date of the Application, Affiliated Persons of the UBS Covered Persons and were not, at the time of the Conduct, Affiliated Persons of the UBS Covered Persons, did not constitute conduct that would make it against the public interest or protection of investors to grant the Permanent Exemption.

A.	Lack of any Connection between the Conduct and the UBS Covered Persons

As previously noted, the Conduct at issue occurred over 15 years ago, was limited in scope, and there is no connection, whatsoever, between such Conduct and the UBS Covered Persons. Barring the UBS Covered Persons from providing Fund Servicing Activities as a result of Conduct wholly unrelated to any of them would undoubtedly be against the public interest and protection of investors, and would be unduly and disproportionately severe.

At the time Section 9 was adopted, Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large, global financial service organizations as are Applicants and the UBS Covered Persons. Further, Congress could hardly have foreseen that the merger of two large, global financial service organizations would be undertaken at the behest of the national governments and regulators to avert damage to the Swiss economy, uncertainty, and the risk of broader market panic that would have followed the collapse of CS Group. Nor was it envisioned that registered investment companies would have to be deprived of the management or distribution service providers approved by their respective boards and shareholders because of Conduct undertaken by businesses fifteen years ago prior to becoming an Affiliated Person of those service providers as a result of a rescue merger in the context of a global banking crisis.

B.	Adverse Effect on UBS

Indeed, the unduly and disproportionately severe effect of a Section 9(a) disqualification in these circumstances is further demonstrated by examination of the effects that such a disqualification would have on the registered investment companies to which UBS’ affiliated persons provide investment advisory and principal underwriting services (the “UBS RICs”), the shareholders of the UBS RICs and UBS itself. UBS and CS Group entered into the Merger Agreement on March 19, 2023. Pursuant to the Merger Agreement and upon the closing of the Transaction, CS Group is expected to merge with and into UBS, with UBS being the absorbing company which will continue to operate and CS Group being the absorbed company which will cease to exist. The parties are seeking to close as soon as possible, subject to the satisfaction of customary closing conditions. Following the closing of the Transaction, UBS’ Affiliated Persons that serve as investment adviser or principal underwriter to registered funds will be affiliated persons of CSSU and the other Settling Entities.

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If the Commission does not grant the Permanent Exemption pursuant to Section 9(c) of the Act, UBS’ registered funds business would essentially come to a halt upon the consummation of the Transaction. The UBS RIC business traces its history back to the mid-1970s and over the intervening decades UBS and its employees have expended significant capital and effort to grow the business to its current size. There are currently 83 UBS RICs with over 650,000 shareholders and over $100 billion in total assets. This business forms a key part of UBS’ strategy of offering to its clients and fund investors a comprehensive range of active and passive investment styles and capabilities across all major asset classes. Further, the UBS RICs include money market funds that serve as the cash investment option for hundreds of thousands of wealth management accounts offered by UBS and its affiliates.28 For the same reasons discussed above in respect of the Funds, prohibiting UBS and its affiliated persons from continuing to provide investment advisory and principal underwriting services to the UBS RICs could impose significant costs, losses and uncertainties on the UBS RICs and their shareholders, could disrupt the management of UBS’ wealth management accounts to the detriment of wealth management clients and – perhaps most significantly – would deprive UBS RIC shareholders of the fund manager of their choice, simply because UBS (which was unrelated to Credit Suisse at the time of the Conduct at issue) acted at the encouragement of the Swiss government and regulators to acquire Credit Suisse and thus to help stabilize financial markets to the benefit of many. Such a result would be manifestly undue and disproportionate.

With the Transaction facing an imminent closing deadline, time is of the essence in order for the Transaction to deliver its intended benefits in terms of financial stability and effecting a rescue of Credit Suisse. Without a Section 9(c) waiver, UBS and all of its Affiliated Persons would be prohibited from advising registered funds (including the UBS RICs and other Funds) or providing principal underwriting services for those funds. Such an outcome would directly undermine the Transaction’s core objective—i.e., averting the damage to the Swiss economy, uncertainty, and risk of broader market panic that would follow any collapse of CS Group. Moreover, such an outcome would force UBS to incur significant damage to its existing business as a result of completing an emergency rescue transaction, all based on Conduct that was outside of UBS’ control, that UBS entities and employees were not involved in, and long pre-dated the Transaction. For the Transaction to succeed, it is essential that UBS be able to continue its asset management business, including its provision of investment advisory and principal underwriting services to the UBS RICs, and have sufficient time to effect the CS Fund Servicing Reorganization.29 On the other hand, if UBS were unable to continue to engage in the registered fund business that forms a key part of its global business strategy, there could be an adverse impact on the Swiss and larger global economy.

28 Please note that a single investor may own shares in more than one UBS RIC, or hold more than one wealth management account, in which case such an investor would be included more than once in these figures.

29 For example, UBS has stated that “[a]cquiring Credit Suisse’s capabilities in wealth, asset management and Swiss universal banking will augment UBS’ strategy of growing its capital-light businesses. The transaction will bring benefits to clients and create long-term sustainable value for our investors.” Press Release, “UBS to acquire Credit Suisse” (Mar. 19, 2023), https://www.ubs.com/global/en/media/display-page-ndp/en-20230319-tree.html.

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VI.	Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any Order, if granted, shall only become effective upon the closing of the Transaction.

2.	Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, CS Covered Persons or UBS Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

3.	Applicants, CSAG and UBS Covered Persons (in the case of UBS Covered Persons, in respect of Fund Servicing Activities) will not employ any person that has been or subsequently may be identified by the Settling Entities or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c), except that any employees of CSSU involved in the Conduct may continue to be employed by CSSU prior to and following the closing of the Transaction but will not be allowed to participate in any Fund Servicing Activity of any Applicant.

4.	Each of the CS Covered Persons and UBS Covered Persons will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders applicable to it within 60 days of the date of the Permanent Order.

5.	Each Settling Entity will comply in all material respects with the material terms and conditions of the Consent Judgment and the ACO as such terms and conditions are applicable to it.

6.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders, Consent Judgment, and ACO within 30 days of discovery of the material violation.

7.	The Time-Limited Exemption will remain in place for 12 months from the date of the closing of the Transaction.

8.	Within 30 days of the expiration of the Time-Limited Exemption, Applicants will submit a report, signed by the chief executive officer of CS Holdings USA, to the Chief Counsel of the Commission’s Division of Investment Management, describing (i) the findings of the internal compliance review concerning the process for assessing collateral consequences described in Section IV.G above and any steps taken to address areas for improvement identified in those findings and (ii) the steps that the Fund Servicing Applicants have taken since the date of the Time-Limited Exemption to foster a culture of compliance, as further described in Section IV.G above.

9.	As a condition of the Temporary Order, Applicants will hold in a segregated account, amounts equal to all fees payable by the Funds to the Fund Servicing Applicants for the period from October 24, 2022 through the date upon which the Commission grants the Temporary Order. Amounts placed in the segregated account will be released from the account after the Commission has acted on the application for the Permanent Order.

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B.	Conclusion

In conclusion, for the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the UBS Covered Persons, for the entry of the Orders by the Commission.

VII.	Authorization

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to the following persons:

Credit Suisse Asset Management, LLC

Neal Heble

Lou Anne McInnis

Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

Credit Suisse Asset Management Limited

c/o Credit Suisse Asset Management, LLC

Neal Heble

Lou Anne McInnis

Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

Credit Suisse Securities (USA) LLC

c/o Credit Suisse Asset Management, LLC

Neal Heble

Lou Anne McInnis

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Credit Suisse AG

c/o Credit Suisse Asset Management, LLC

Neal Heble

Lou Anne McInnis

Credit Suisse Group AG

Eleven Madison Avenue

New York, NY 10010

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Credit Suisse First Boston Mortgage Securities Corp.

c/o Credit Suisse Asset Management, LLC

Neal Heble

Lou Anne McInnis

Credit Suisse First Boston Mortgage Securities Corp.

Eleven Madison Avenue
New York, NY 10010

DLJ Mortgage Capital, Inc.

c/o Credit Suisse Asset Management, LLC

Neal Heble

Lou Anne McInnis

DLJ Mortgage Capital, Inc.

Eleven Madison Avenue
New York, NY 10010

with copies to:

Barry P. Barbash

Justin L. Browder

Bissie K. Bonner

Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, NY 10019

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, General Partner, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-6 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on June 7, 2023. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/ Michael Rongetti
	Name:	Michael Rongetti
	Title:	Chief Executive Officer

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Applicant named below has caused this Application to be duly signed on its behalf on June 7, 2023. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By:	/s/ Marc Berryman
	Name:	Marc Berryman
	Title:	Board Director

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By:	/s/ Jo McCaffrey
	Name:	Jo McCaffrey
	Title:	Board Director

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Applicant named below has caused this Application to be duly signed on its behalf on June 7, 2023. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Timothy G. Lyons
	Name:	Timothy G. Lyons
	Title:	Chief Executive Officer

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Applicant named below has caused this Application to be duly signed on its behalf on June 7, 2023. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By:	/s/ Patrick A. Remmert, Jr.
	Name:	Patrick A. Remmert, Jr.
	Title:	President

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Applicant named below has caused this Application to be duly signed on its behalf on June 7, 2023. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

DLJ MORTGAGE CAPITAL, INC.

By:	/s/ Patrick A. Remmert, Jr.
	Name:	Patrick A. Remmert, Jr.
	Title:	President

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Solely for the purposes of making the representations and agreeing to the conditions in this Application that apply to it, Credit Suisse AG has caused this Application to be duly signed on its behalf on June 7, 2023. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE AG

By:	/s/ Markus Diethelm
	Name:	Markus Diethelm
	Title:	General Counsel
Member of the Executive Board

CREDIT SUISSE AG

By:	/s/ Niklaus Boser
	Name:	Niklaus Boser
	Title:	Managing Director

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EXHIBIT A-1

The undersigned, being elected Secretary of Credit Suisse Asset Management, LLC (“CSAM”), certifies that this Application is signed by Michael Rongetti, Managing Director and Chief Executive Officer of CSAM pursuant to the general authority vested in them as such under the Amended and Restated Limited Liability Company Agreement of CSAM, a limited liability company organized and existing under the laws of the State of Delaware.

IN WITNESS WHEREOF, I have set my hand this June 7, 2023.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/ Karen Regan
	Name:	Karen Regan
	Title:	Secretary

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EXHIBIT A-2

The undersigned, being elected Officer of Credit Suisse Asset Management Limited (“CSAML”), certifies that this Application is signed by Marc Berryman and Jo McCaffrey, pursuant to the general authority vested in them as Board Directors of CSAML.

IN WITNESS WHEREOF, I have set my hand this June 7, 2023.

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By:	/s/ Justin Gillott
	Name:	Justin Gillott
	Title:	Board Director

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EXHIBIT A-3

I, Yumi Frost, a duly elected and acting Secretary of Credit Suisse Securities (USA) LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “LLC”), do hereby certify that, as of the date hereof, Timothy G. Lyons is the Chief Executive Officer of the LLC.

IN WITNESS WHEREOF, I have set my hand this June 7, 2023.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Yumi Frost
	Name:	Yumi Frost
	Title:	Secretary

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EXHIBIT A-4

I, Yumi Frost, a duly elected and acting Assistant Secretary of Credit Suisse First Boston Mortgage Securities Corp., a corporation organized and existing under the laws of the State of Delaware (the “FBMSC”), do hereby certify that, as of the date hereof, Patrick A. Remmert, Jr. is President of the FBMSC.

IN WITNESS WHEREOF, I have set my hand this June 7, 2023.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By:	/s/ Yumi Frost
	Name:	Yumi Frost
	Title:	Assistant Secretary

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EXHIBIT A-5

I, Yumi Frost, a duly elected and acting Assistant Corporate Secretary of DLJ Mortgage Capital, Inc., a corporation organized and existing under the laws of the State of Delaware (the “DLJ”), do hereby certify that, as of the date hereof, Patrick A. Remmert, Jr. is the President of the DLJ.

IN WITNESS WHEREOF, I have set my hand this June 7, 2023.

DLJ MORTGAGE CAPITAL, INC.

By:	/s/ Yumi Frost
	Name:	Yumi Frost
	Title:	Assistant Secretary

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EXHIBIT A-6

The undersigned, being appointed Corporate Secretary of Credit Suisse AG (“CSAG”), certifies that this Application is signed by Markus Diethelm pursuant to the general authority vested in him as General Counsel and Member of the Executive Board of CSAG, and by Niklaus Boser pursuant to the general authority vested in him as Managing Director of CSAG.

IN WITNESS WHEREOF, I have set my hand this June 7, 2023.

CREDIT SUISSE AG

By:	/s/ Joan E. Belzer
	Name:	Joan E. Belzer
	Title:	Corporate Secretary

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Appendix A

Part 1 — Funds for Which Credit Suisse Asset Management, LLC
Serves as Investment Adviser or Sub-Adviser

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Floating Rate High Income Fund
Credit Suisse Managed Futures Strategy Fund
Credit Suisse Multialternative Strategy Fund
Credit Suisse Strategic Income Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

CLOSED-END FUNDS

Credit Suisse High Yield Bond Fund

Credit Suisse Asset Management Income Fund, Inc.

ESCs

IP III Co-Investors, L.P.

MBP IV Co-Investors, L.P.

MBP IV Co-Investors (Docklands), L.P.

RECP III Co-Investors, L.P.

RECP III Co-Investors (Docklands), L.P.

CS GC Co-Investors, L.P.

HCEP Co-Investors, L.P.

CS Mubadala Co-Investors, L.P.

Credit Suisse China Harvest II Co-Investors, L.P.

ACD Docklands 2005 Plan, L.P.

Paradeplatz 2006 Plan, L.P.

2007 ADP Partners, L.P.

2007 ADP Offshore Partners, L.P.

2007 ADP Offshore Partners II, L.P.

AI Equity Deferral Partners, L.P.

AI Equity Deferral Offshore Partners, L.P.

DLJ First ESC L.P.

ACD EMA 2005 Plan, L.P.

Docklands 2005 Plan, L.P.

Paradeplatz 2005 Plan, L.P.

EMA 2005 Plan, L.P.

EMA 2006 Plan, L.P.

Docklands 2006 Plan, L.P.

Uetlihof 2006 Plan, L.P.

EMA 2007 Plan, L.P.

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AI 2007 Plan, L.P.

Uetlihof 2007 Plan, L.P.

Docklands 2007 Plan, L.P.

DLJ Fund Investment Partners III, L.P.

NEXT Investors Access Fund, L.P.

Part 2 — Funds for Which Credit Suisse Asset Management Limited Serves as Sub-Adviser

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Strategic Income Fund

Part 3 — Funds for Which Credit Suisse Securities (USA) LLC
Serves as Principal Underwriter

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Floating Rate High Income Fund
Credit Suisse Managed Futures Strategy Fund
Credit Suisse Multialternative Strategy Fund
Credit Suisse Strategic Income Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

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